

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2023

Karsten Munk Knudsen
Executive Vice President and Chief Financial Officer
NOVO NORDISK A/S
Novo Alle 1
DK-2880 Bagsværd
Denmark

> **Re: NOVO NORDISK A/S**
> **Form 20-F for the fiscal year ended December 31, 2022**
> **Filed February 1, 2023**
> **File No. 333-82318**

Dear Karsten Munk Knudsen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences